Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
Phone 205 268-1000

Steven G. Walker

Senior Vice President, Controller,

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

September 17, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Protective Life Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-11339

Dear Mr. Rosenberg:

We have received your letter dated September 11, 2012.  We anticipate providing our response to you by October 9, 2012.  Should you have any questions you may contact Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596 or me at (205) 268-6775.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller and Chief Accounting Officer